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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

          MITSUI & CO., LTD., MITSUI & CO. (U.S.A.), INC. AND BIOPRODUCTS INC. REACH A SETTLEMENT IN CLASS ACTION CASE

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 4, 2003


Commission File Number 09929


                               MITSUI & CO., LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
             -------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F [X]  Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]  No [X]


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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2003

                                         MITSUI & CO., LTD.

                                   By:  /s/ Tasuku Kondo
                                        -----------------------
                                        Name:  Tasuku Kondo
                                        Title: Executive Director
                                               Senior Executive Managing Officer
                                               Chief Financial Officer






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                                                                November 4, 2003

FOR IMMEDIATE RELEASE

                                                              Mitsui & Co., Ltd.


Mitsui & Co., Ltd., Mitsui & Co. (U.S.A.), Inc. and Bioproducts Inc. Reach a Settlement in Class Action Case

     Mitsui & Co., Ltd. ("the Company") and its wholly owned U.S. subsidiaries Mitsui & Co. (U.S.A.), Inc. and Bioproducts Inc. have agreed to settle a class action case pending in the Federal District Court of the District of Columbia relating to the sale of choline chloride, an ingredient used in animal feed and pet foods.
     In the trial related to the class action lawsuit, the jury rendered a verdict on June 13, 2003 stating that the Company and Mitsui & Co. (U.S.A.), Inc., together with other manufacturers, participated in the violation of antitrust laws with respect to choline chloride. The Company and Mitsui & Co. (U.S.A.), Inc., which have always denied all allegations of wrongdoing, considered undertaking the legal proceedings necessary to overrule the verdict. However, given the circumstances, it was determined that a settlement with the class plaintiffs would be in the best interest of the Company and its stakeholders.
     Under the agreement, which is subject to Court approval, the Company, Mitsui & Co. (U.S.A.), Inc. and the Company's wholly owned U.S. subsidiary Bioproducts Inc., will be released from the class action proceedings and pay the class action plaintiffs US$53million.
     The settlement amount will not have material adverse effect on the Company's consolidated results of operations.

                                               Inquiries should be addressed to:
                                                                Masaru Nishimura
                                               Corporate Communications Division
                                                              Mitsui & Co., Ltd.
                          Telephone: +81-3-3285-7564, Facsimile: +81-3-3285-9819
                                                E-mail: Mas.Nishimura@mitsui.com